Mail Stop 4561

January 22, 2010

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

> **Re: FriendFinder Networks Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed January 8, 2010**
> **File No. 333-156414**

Dear Mr. Bell:

We have reviewed the above-captioned filing and your response letter, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated December 23, 2009.

General

1.   If you intend to request acceleration prior to the inclusion of your financial statements for the year ended December 31, 2009, please include a recent developments section that summarizes your financial condition and results of operations for the recently completed quarter and fiscal year, and specifically discusses any unusual transactions, events or trends. To the extent that this information is not currently available then please indicate as such.

About our Company, page 1

2.   We note your additional disclosures on page 2 regarding the "average lifetime net revenue per subscriber." Please clarify what you mean by "measurement period" as it relates to the ARPU and CPGA calculations. In this regard, it appears that ARPU is based on a monthly average and the measurement period for the CPGA calculations are for the full period for which you are reporting (i.e. annual, year-to-date). If so, then please revise your disclosure, particularly with regards to the ARPU calculations, to clarify this. Also, revise to include the average lifetime (in months) of a subscriber used in your calculations.

Dividend Policy, page 42

3.   Based upon your estimated IPO proceeds, it does not appear that you will be able to repay all of the debt associated with completing your Various acquisition. In addition, we note your disclosure that you are limited by the restrictions in your

note agreements, as amended, on declaring dividends, and INI and Various are restricted in their ability to distribute income up to you. Tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes, and of Rule 5-04 of Regulation S-X in determining whether audited financial information for the parent company is required. Please provide us with the calculations that support your conclusions in your response.

Capitalization, page 43

4.   As requested in prior comment 25 of our letter dated March 26, 2009, please provide us with your calculations that support the actual to pro forma information for cash and capital in excess of par and, to the extent considered necessary, you may want to clarify your disclosure to better explain adjustments made so readers can more easily reconcile them. Also, your use of proceeds discussion on page 41 indicates that $2.7 million of the proceeds will be used to pay waiver fees on the First and Second Lien Notes and $179.8 million will be used to repay the principal amount of the First Lien Notes. Tell us how the remaining $17.6 million of proceeds is reflected in your capitalization table.

Dilution, page 45

5.   Please provide us with the calculations that support the $(586.4) net tangible book value deficiency at September 30, 2009.

Selected Consolidated Financial Data, page 49

6.   Revise to include pro forma earnings per share information (for the latest year and interim period) giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding First Lien Senior Secured Notes. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X. Additionally, your pro forma earnings per share information should also include the conversion of your Series B Convertible Preferred Stock that will occur upon consummation of your IPO pursuant to Rule 11-02(c)(4) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 81

7.   Your disclosure on page 83 indicates that your estimated outstanding debt balance as of December 31, 2009 is $536 million, and it appears that there were significant increases and decreases within your 2006 Notes, 2005 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes, and

Subordinated Convertible Notes from September 30, 2009 to December 31, 2009. Please revise your disclosure to explain what these changes were attributed to and tell us how you considered disclosing this activity in your subsequent events footnote.

Executive Compensation, page 129

Compensation Discussion and Analysis, page 129

8.   Please add executive compensation information for the fiscal year ended December 31, 2009, your last completed fiscal year. See 217.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Ensure that you address material changes in compensation policies and payments/awards between 2008 and 2009.

Principal Stockholders, page 141

9.   For each principal stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder. See Instruction 2 to Item 403 of Regulation S-K. For example, but without limitation, we note that you have not provided this disclosure for Del Mar Asset Management, LP, Del Mar Master Fund, Ltd., and Epic Distressed Debt Opportunity Master Fund Ltd.

*   *   *   *   *

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Akin Gump Strauss Hauer & Feld LLP